UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. )*


                         Applebee's International, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 par share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0000853665
------------------------------------------------------------------------------
                                (CUSIP Number)

                              Norman J. Harrison
                         Breeden Capital Management LLC
                             100 Northfield Street
                          Greenwich, Connecticut 06830
                                (203) 618-0065
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              September 29, 2006
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

CUSIP No. 0000853665                                               Page 2 of 11
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Breeden Capital Management LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                 (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    3,900,000
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,900,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,900,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.24%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP No. 0000853665                                               Page 3 of 11
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Richard C. Breeden

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    3,900,000
   SHARES       ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,900,000
   PERSON       ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,900,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.24%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          The title and class of equity security to which this Statement on
Schedule 13D relates is the common stock, par value $0.01 per share ("Common Stock"), of Applebee's International, Inc., a Delaware corporation (the "Company"). The mailing address of the Company's principal executive offices is 4551 W. 107th Street, Overland Park, Kansas 66207.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by and on behalf of Breeden Capital Management LLC, a Delaware limited liability company (the "Advisor"), and Richard C. Breeden, a citizen of the United States of America ("Mr. Breeden"). The Advisor and Mr. Breeden are herein sometimes referred to collectively as the "Reporting Persons." The address of the principal office of each of the Reporting Persons is 100 Northfield Street, Greenwich, Connecticut 06830.

          This Statement relates to shares of Common Stock held for the accounts of Breeden Partners L.P., a Delaware limited partnership (the "Delaware Fund"); Breeden Partners (California) L.P., a Delaware limited partnership (the "California Fund"); and Breeden Partners Holdco Ltd., a Cayman Islands exempt limited company ("Holdco"). Breeden Capital Partners LLC, a Delaware limited liability company (the "General Partner"), is the general partner of each of the Delaware Fund and the California Fund. Breeden Partners (Cayman) Ltd., a Cayman Islands exempt limited company ("BPC") (together with Holdco, the "Offshore Investors Fund") is the feeder fund for Holdco. The Delaware Fund, the California Fund and the Offshore Investors Fund are herein sometimes referred to collectively as the "Funds."

          The Advisor is principally involved in the business of providing investment advisory and investment management services to the Funds and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the accounts of the Funds. Mr. Breeden is the Managing Member of each of the General Partner and the Advisor and the Key Principal of the Offshore Investors Fund.

          During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The 3,900,000 shares of Common Stock reported herein by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $77,675,620. The shares of Common Stock that are reported on this Statement on Schedule 13D were acquired with investment capital of the Funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons have acquired the Common Stock for investment purposes because they believe that the shares of Common Stock are undervalued in the marketplace. Purchases of the Common Stock have been made in the Reporting Persons' ordinary course of business and were not made for the purpose of acquiring control of the Company.

          Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. Representatives of the Reporting Persons have had conversations with the Company's management, including the Chief Executive Officer and Chief Financial Officer. The Reporting Persons intend to continue to pursue discussions with the Company's management and potentially with members of the Company's board of directors. Discussions to date have related primarily to the business, financial performance, operations, capital structure, governance and future plans of the Company, as well as measures the Reporting Persons believe may improve shareholder value for the benefit of all of the Company's shareholders. The Reporting Persons intend to continue their discussions with management, and, as a result of the Reporting Persons' ongoing review and evaluation of the business, they may also communicate with the board of directors and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters, including composition of the Company's board of directors, or otherwise encourage actions that the Reporting Persons believe in their judgment will enhance shareholder value.

          Specifically, the Reporting Persons believe that management and/or the board of directors, as appropriate, should devote significantly greater effort to enhancing shareholder returns through actions including, without limitation, re-franchising a substantial number of Company-owned and operated restaurants, significantly reducing capital expenditures, disposing of non-core assets including the Company's real estate holdings, and increasing cash returned to shareholders. The Reporting Persons also intend to advocate modifications of certain governance and executive compensation practices that they believe are not in the best interests of shareholders and the creation of shareholder value.

          The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Company's board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company beneficially owned by them, or take any other actions with respect to their investment in the Company permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b)  The responses of the Reporting Persons to Rows (7) through
(13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, the Delaware Fund owned 26,307 shares of Common Stock both beneficially and as direct owner, representing approximately 0.04% of the outstanding shares of Common Stock; the California Fund owned 2,453,648 shares of Common Stock both beneficially and as direct owner, representing approximately 3.30% of the outstanding shares of Common Stock; and Holdco owned 1,420,045 shares of Common Stock both beneficially and as direct owner, representing approximately 1.91% of the outstanding shares of Common Stock. As of the date hereof, the 2,479,955 aggregate shares of Common Stock directly owned by the Delaware Fund and the California Fund, which shares of Common Stock may be deemed to be beneficially owned by the General Partner, represent approximately 3.33% of the Company's outstanding shares of Common Stock. As of the date hereof, the 3,900,000 aggregate shares of Common Stock directly owned by the Delaware Fund, the California Fund and Holdco, which shares of Common Stock may be deemed to be beneficially owned by the Advisor and Mr. Breeden, represent approximately 5.24% of the Company's outstanding shares of Common Stock. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 74,427,928 shares outstanding, which was the total number of shares of Common Stock outstanding as of July 24, 2006 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 25, 2006.

          For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, the Advisor, as the investment manager for the Funds, and Mr. Breeden, as Managing Member of the Advisor and the General Partner, and as the Key Principal of the Offshore Investors Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Funds. Each of the Advisor and Mr. Breeden disclaims beneficial ownership of such shares of Common Stock for all other purposes.

          (c) Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as set forth herein, there are no contracts, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT A.   Agreement as to Joint Filing of Schedule 13D, dated
             October 10, 2006, by and between the Advisor and Mr. Breeden

                                  SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2006


                                       BREEDEN CAPITAL MANAGEMENT LLC

                                       By: /s/ Richard C. Breeden
                                          ----------------------------------
                                          Richard C. Breeden
                                          Managing Member


                                       /s/ Richard C. Breeden
                                       -------------------------------------
                                       Richard C. Breeden

                                                                   Schedule I

         TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

         The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

         Shares Purchased for the Account of the California Fund

                                                              Price
Date                         Shares Purchased               Per Share
--------------------------   -----------------------     ---------------

September 18, 2006                           31,437               $22.03
September 21, 2006                          105,002               $22.26
September 22, 2006                           88,011               $22.02
September 25, 2006                            7,482               $22.09
September 26, 2006                            3,976               $22.08
September 27, 2006                            3,458               $22.15
September 28, 2006                           84,882               $22.26
September 29, 2006                          140,715               $21.73


                Shares Purchased for the Account of Holdco

                                                             Price
Date                         Shares Purchased               Per Share
--------------------------   ----------------------      ---------------
September 18, 2006                          18,195               $22.03
September 21, 2006                          60,769               $22.26
September 22, 2006                          50,936               $22.02
September 25, 2006                           4,330               $22.09
September 26, 2006                           2,301               $22.08
September 27, 2006                           2,001               $22.15
September 28, 2006                          49,125               $22.26
September 29, 2006                          81,439               $21.73


            Shares Purchased for the Account of the Delaware Fund

                                                             Price
Date                         Shares Purchased               Per Share
--------------------------   ----------------------      ---------------
September 18, 2006                             368               $22.03
September 21, 2006                           1,229               $22.26
September 22, 2006                           1,030               $22.02
September 25, 2006                              88               $22.09
September 26, 2006                              46               $22.08
September 27, 2006                              41               $22.15
September 28, 2006                             993               $22.26
September 29, 2006                           1,646               $21.73


                                 EXHIBIT INDEX

                                                                      Page No.
                                                                      --------

EXHIBIT A.     Agreement as to Joint Filing of Schedule 13D, dated
               October 10, 2006, by and between the Advisor
               and Mr. Breeden                                           11

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock of Applebee's International, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

         The undersigned further agrees that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

         In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 10th day of October, 2006.



                                           BREEDEN CAPITAL MANAGEMENT LLC

                                           By: /s/ Richard C. Breeden
                                              -------------------------------
                                              Richard C. Breeden
                                              Managing Member


                                           /s/ Richard C. Breeden
                                           ----------------------------------
                                           Richard C. Breeden